Wind River Systems, Inc.

500 Wind River Way

Alameda, CA 94501

November 2, 2007

VIA EDGAR (CORRESPONDENCE)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins

Accounting Branch Chief

Re:	Wind River Systems, Inc.

Form 10-K for the Fiscal Year ended January 31, 2007

Filed on May 1, 2007

File No. 001-33061

Ladies and Gentlemen:

On behalf of Wind River Systems, Inc., a Delaware corporation (“Wind River” or the “Company”), we are electronically transmitting to you this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the letter from the Staff dated October 18, 2007 in connection with the above-referenced Form 10-K for the fiscal year ended January 31, 2007.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response.

Consolidated Statements of Operations, page 59

1.	We note your response to our prior comment 4 regarding the Company’s methodology for allocating revenues for income statement classification purposes from arrangements accounted for under contract accounting. While we note that historically these arrangements have not been material, we do have the following additional comments:

•	Tell us how you considered paragraph 69 of SOP 97-2 and explain why the Company does not believe that the entire arrangement should be accounted for as a product pursuant to such guidance.

•

Notwithstanding your response to the previous bullet point, explain further why you believe that the fixed value for services as stated in the contract is sufficient evidence of fair value for income statement presentation purposes. Please note, that absent a compelling argument under GAAP and Rule 5-03(b)(1) of Regulation S-X that supports allocating the arrangement fee in the income statement based on the methodology described in your response, you should amend your presentation to include separate revenue, and related costs of revenue, line items for bundled arrangements.

We understand from our audit firm, which held discussions with the Staff regarding this topic in the SEC’s Office of the Chief Accountant, that in the circumstances where an arrangement that includes multiple elements is accounted for as a single unit of accounting, it is still permissible to allocate the recognized revenue among the elements, in order that revenue may be presented separately by source (i.e., product, service, rental, etc.) as required by Reg. S-X, Rule 5-03.1, so long as the allocation methodology is systematic, rational and consistently applied.

We considered paragraph 69 of SOP 97-2 in determining the allocation of our revenue and do not believe that this paragraph addresses whether there is or is not a service element in the arrangement in addition to the software product element.

We note the sentence in paragraph 69 which states, “If the software that is included in the arrangement is not considered to be off-the-shelf software, or if significant modifications or additions to the off-the-shelf software are necessary to meet the customer’s functionality, no element of the arrangement would qualify for accounting as a service, and contract accounting should be applied to both the software and service elements of the arrangement.” We believe that this is the language the Staff wishes us to consider.

Regarding the statement that “…no element of the arrangement would qualify for accounting as a service…,” we do not believe that this statement implies that no amount of the revenue recognized from the arrangement qualifies to be reported on the face of the income statement as a service. Rather, it specifically states that no element would qualify for accounting as a service. We believe that this statement in paragraph 69 of SOP 97-2 was intended to imply that the service element of the arrangement is not eligible to be accounted for separately. This is supported by the fact that paragraphs 68-71 of SOP 97-2 exist to provide interpretive guidance on evaluating whether a service element is essential to the functionality of any other element of an arrangement which is one of the requisite criteria listed in paragraph 65 to be able to account separately for the service element of an arrangement that includes both software and services.

We also note the last part of the statement, “…contract accounting should be applied to both the software and service elements of the arrangement.” Further, paragraph 64 of SOP 97-2 states, “If the nature of the services is such that the service element does not qualify for separate accounting as a service, contract accounting must be applied to both the software and service elements included in the arrangement.” Both references from SOP 97-2 explicitly refer to the fact that even though the entire arrangement is accounted for as a single unit of accounting using contract accounting, separate software and service elements are included in the arrangement.

Therefore, we believe that we would not be complying with the intent of paragraph 69 of SOP 97-2, by recording a multiple element arrangement including software and services entirely as product revenues.

We believe that in multiple element arrangements involving software and services, customers are purchasing two discrete items, an off-the-shelf software product and professional services. In determining the amount to be allocated to product versus service revenue on the face of the income statement, we use a methodology that is consistent with what is often used in practice to determine the VSOE of undelivered fixed price services. We develop an estimate of the hours required to perform the services element of the arrangement and multiply these hours by a market rate per hour, the sum of which we believe represents the fair value of the services to be delivered. Further, we consider whether the rate per hour is comparable to other stand-alone service transactions based on the nature of the service and the use of the best estimate approach. We wish to clarify to the Staff that we do not use contractually stated amounts as a basis for allocating revenue to services on the face of the income statement unless that contractual amount equates to what we consider to be the fair value of the services element in the transaction as defined above. We believe that this method is systematic and rational and we apply this method consistently.

We believe that allocating revenue in these types of transactions to the product and service revenue line is preferable because readers of our financial statements, including software industry analysts, focus on technology (product) sales as a method of evaluating the health of our business; these readers realize that our software is sold with services. It is important therefore from the reader’s perspective not to combine product and service transactions even though they may be part of a multi-element arrangement, as this could potentially overstate the value of our technology and mislead investors. In addition, combining and disclosing as a separate line item product and services revenues in an arrangement where contract accounting is required would also oblige us to combine the associated cost of revenue. Since the cost structure required to deliver a dollar of product revenue is very different from the cost structure required to deliver a dollar of services revenue and because the mix of product and services revenue in a transaction can vary, it would make it much harder for a reader or analyst to understand and compare gross margins on a period-by-period basis.

Our business is complex and so we strive to provide as much clarity and transparency to readers and analysts as possible in our financial statements. We believe that separate line item disclosure of multiple element arrangements including product and services rather than providing more transparency, would provide less transparency, since readers and analysts would need to analyze a fourth revenue and cost line item which would be driven by accounting rules regarding fair value rather than by the product or service provided. While we recognize the importance of accounting standards in providing consistency of the timing and manner of revenue recognition between different companies in the software industry, we also believe that the intent of those rules, including Reg. S-X, Rule 5-03.1, is to require companies to consistently disclose revenue by source, product, services or income from rentals, for example.

For all the reasons discussed herein, we believe that our method of allocating revenues is not only systematic, rational and consistently applied but in fact also complies and is supported under GAAP and Reg. S-X, Rule 5-03.1.

Note 2. Summary of Significant Accounting Policies

Impact of Stock Option review, page 63

2.	We note your response to our prior comment 2 where you propose to revise your disclosures to include the information required by paragraph 45.c.2 of SFAS 123 as it relates to your stock option backdating restatement in your next Form 10-Q. The Staff will not take exception to your request.

We note the Staff’s response and will provide the information required by paragraph 45.c.2 of SFAS 123 in our next Form 10-Q.

We trust that you will find the foregoing responsive to the Staff’s Comments. If you have any questions or comments regarding any of our responses, please directly contact the undersigned at (510) 749-2622 or Linda Shih, Vice President, Legal Affairs at (510) 749-2158. Please direct any fax correspondence to (510) 749-2880.

Sincerely,

/s/ Jane E. Bone
Jane E. Bone
Chief Accounting Officer

cc:	Ian Halifax, Wind River Systems, Inc.

Linda Shih, Wind River Systems, Inc.

Kevin Healy, PricewaterhouseCoopers LLP

Aaron Alter, Wilson Sonsini Goodrich & Rosati Professional Corporation

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